TIDAL TRUST II 485BPOS

Exhibit (h)(xxv)(1)

FIRST AMENDMENT TO THE

FEE WAIVER AGREEMENT

This First Amendment to the Fee Waiver Agreement (the “Amendment”) is entered into on July 17, 2026, by and between Tidal Trust II, a Delaware statutory trust (the “Trust”), on behalf of one or more of its series set forth on Exhibit A attached hereto (each, a “Fund,” and collectively, the “Funds”), and Tidal Investments LLC (the “Adviser”), the investment adviser to each Fund.

BACKGROUND:

A.	The Trust and the Adviser are parties to a Fee Waiver Agreement dated as of July 30, 2025 (the “Agreement”).

B.	The parties desire to amend the Agreement as set forth herein, including amending and restating Exhibit A to the Agreement, to reflect a revised Fee Waiver for one or more funds.

C.	This Background section and the Amended and Restated Exhibit A attached to this Amendment are incorporated by reference into, and made a part of, this Amendment.

TERMS:

NOW, THEREFORE, intending to be legally bound, the parties agree as follows that as of the Effective Date set forth on the Amended and Restated Exhibit A attached hereto:

1.	Section 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

FEE WAIVER. The Adviser agrees to a reduction in each Fund’s unitary management fee so that each Fund’s Total Annual Fund Operating Expenses After Fee Waiver (as reflected in its Prospectus) will be an amount corresponding to the level for such Fund as set forth on Exhibit A; with such unitary management fee calculated daily and paid monthly, at an annual rate of each Fund’s average daily net assets, effective with respect to a Fund upon the date set forth on Exhibit A. Any management fees waived with respect to each Fund under this Agreement are not subject to reimbursement to the Adviser by such Fund.

2.	Exhibit A to the Agreement is hereby amended and restated in its entirety as set forth on the Amended and Restated Exhibit A attached hereto.

3.	Miscellaneous.

a.	Capitalized terms not defined in this Amendment shall have the respective meanings set forth in the Agreement.

b.	Except as specifically amended by this Amendment, and except as necessary to conform to the intention of the parties hereinabove set forth, the Agreement shall remain unaltered and in full force and effect and is hereby ratified and confirmed.

c.	The Agreement, as amended hereby, together with its Amended and Restated Exhibit A, constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

TIDAL TRUST II, on behalf of each of its series set forth on Exhibit A		TIDAL INVESTMENTS LLC
By:	/s/ Eric Falkeis	By:	/s/ Gavin Filmore
Name:	Eric Falkeis	Name:	Gavin Filmore
Title:	President	Title:	CEO
Date:	07/17/2026	Date:	07/17/2026

Amended and Restated Exhibit A

to the

Fee Waiver Agreement

Fund Name	Pre-Fee Waiver Unitary Management Fee	Total Annual Fund Operating Expenses After Fee Waiver*	Effective Date
Peerless Option Income Wheel ETF	1.09%	0.99%	July 31, 2026

*The specific amount of the unitary management fee reduction will vary depending of the level of other Fund expenses over time, as will be disclosed in a footnote to the Annual Fund Operating Expenses table in each Fund’s then-current Prospectus.